Exhibit 99.1

JA Solar to Hold Annual General Meeting of Shareholders on June 30, 2017

BEIJING, May 25, 2017 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or “JA”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it will hold its annual general meeting of shareholders (“AGM”) on Friday, June 30, 2017 at 10:30a.m., Beijing time, at the conference room of the Company, 8/F, Building 8, Nord Centre, East Qiche Bowuguan Road, Fengtai District, Beijing 100160, the People’s Republic of China. The shareholder record date is May 26, 2017.

A notice of the AGM describing the matters to be considered during the meeting is available via the AGM link in the Events & Presentations section at the Company’s investor relations website at http://investors.jasolar.com.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 5.2 GW of solar power products in 2016. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia and Hanoi, Vietnam.

For more information, please visit www.jasolar.com.

Contact:

The Blueshirt Group

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com